 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES STRONG 2015 OPERATIONAL RESULTS AND A FOCUSED FIRST HALF 2016 CAPITAL BUDGET

CALGARY, ALBERTA (January 12, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce strong preliminary 2015 operational results and a focused first half 2016 capital budget of $46 million. Building on the operational successes from 2015, the Company’s first half 2016 capital budget targets continued full cycle profitable growth through development of the Company’s Spirit River liquids rich natural gas play, which remains one of the lowest supply cost natural gas plays in North America. Through continued capital discipline, the first half 2016 capital budget maintains a balance between preserving liquidity and financial flexibility through the current commodity price cycle while sustaining corporate production volumes, thereby positioning the Company for long term shareholder value creation.

Strong Operational Performance Achieved in 2015

Strong operational performance delivered estimated average fourth quarter 2015 production volumes of approximately 40,500 boe/d, resulting in full year 2015 average production volumes near the high end of the Company’s forecast guidance range of 40,500 to 41,500 boe/d. Production guidance was successfully achieved with budgeted net capital spending of approximately $160 million. Additionally, the Company achieved significant cost containment and reduction initiatives across its business units during 2015. Bellatrix estimates full year 2015 operating costs and net general and administrative expenses will average below corporate guidance of $8.25/boe and $1.65/boe respectively. Finally, reduced well costs and strong operational performance from the 2015 Spirit River development program continues to validate IP365 capital efficiencies of under $8,000/boe/d.

2015 marked a transformational year for Bellatrix. The Company completed construction of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (“Alder Flats Plant”) on time and budget. The Alder Flats Plant successfully averaged 100% and 103% utilization rates through the third and fourth quarters of 2015 respectively, providing significant benefits including reduced costs, enhanced natural gas liquids extraction, and improved operational reliability. The investment in strategic infrastructure provides long term benefits and barriers to competition within our core operating areas.

First Half 2016 Capital Budget Balances Sustained Production with Financial Flexibility

Bellatrix’s strategic priority remains focused on profitable resource development in 2016. To that end, the Company continues to focus capital investment in its low-cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices. On an annualized basis, the first half 2016 capital budget of $46 million represents a 43% reduction in net spending relative to estimated 2015 capital spending. Despite the reduction in capital expenditures, the Company’s focused development plans are expected to sustain total corporate production volumes at approximately 39,000 boe/d (+/- 500 boe/d) through the first half of 2016, reinforcing the high quality of Bellatrix’s asset base and portfolio of investment opportunities.

Net capital investment in the first half of 2016 will be focused on drilling, completion and tie-in activity, with only modest capital directed towards facilities and infrastructure given Bellatrix’s existing infrastructure network and moderated short-term production growth plans. In response to the current commodity price environment Bellatrix has elected to slow capital spending on construction of its 110 MMcf/d Phase 2 expansion of the Alder Flats Plant, resulting in expected completion of Phase 2 in the first half of 2018 versus prior expectations for completion in the second half of 2017.

Bellatrix’s 2016 budget incorporates January 5, 2016 first half 2016 forward strip pricing expectations of approximately US$39.70/bbl WTI and C$2.33/GJ AECO. Bellatrix has set its budget at what it believes to be a conservative outlook given the current commodity price environment, thereby preserving optionality and additional flexibility for the Company in the second half of the year. Bellatrix hedged approximately 30% of forecast natural gas volumes at an average fixed price of approximately C$3.30/Mcf in calendar 2016 (based on first half 2016 average production guidance of 39,000 boe/d) and additionally has approximately 25% of forecast natural gas volumes hedged with basis swap risk management contracts which further mitigate potential adverse movements in the AECO basis differential.

Strong Capital Efficiencies Drive Sustained Production Volume Expectations in 2016

In 2015, Bellatrix estimates half cycle capital efficiencies for its Spirit River development program generated IP365 capital efficiencies of under $8,000/boe/d. Operating efficiency gains, service cost containment, and strong drill bit driven productivity results are anticipated to deliver strong capital efficiencies in 2016 similar to 2015 levels.

The Company’s successfully met its operational objectives in the third and fourth quarters of 2015 which included sustaining total corporate production above 40,000 boe/d. With a shallowing base corporate decline profile of approximately 30% and industry leading capital efficiencies, the Company forecasts first half 2016 production to average 39,000 boe/d (+/- 500 boe/d), similar to average corporate volumes achieved during the second half of 2015.

Plan to Leverage Joint Venture Partner Capital in 2016 Provides Enhanced Efficiencies and Profitability

Bellatrix maintains a differentiated joint venture (“JV”) strategy which provides access to third party funded upstream development capital on a promoted basis, thereby providing enhanced return expectations on JV development drilling activity relative to organic investments. In calendar 2016, Bellatrix intends to access up to $42 million of partner capital under its JV arrangement with Grafton Energy Co I Ltd (“Grafton”). Pursuant to the Grafton JV terms, Grafton contributes 82% of the drill, complete, equip and tie-in costs to earn 54% of Bellatrix’s working interest before payout (being recovery of Grafton’s capital investment plus an 8% internal rate of return), reverting to a 33% working interest after payout (convertible to a 17.5% gross overriding royalty at Grafton’s option). Bellatrix and Grafton intend to extend the funding period for the remaining commitments under the Grafton JV to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix expects to fulfill all of the spending commitments under the Grafton JV in 2016.

Forecast Operating Costs of $7.25/boe Represent an 11% Reduction Versus YTD 2015 Reported Cost Levels

Cost containment and operating cost efficiency improvements, along with the reduced operating cost impact from the Alder Flats Plant are expected to further compress operating costs in 2016 by approximately 11% compared with average operating costs realized in the first nine months of 2015.

Significant Financial Flexibility and Liquidity of Approximately $200 Million

Bellatrix is focused on preserving a strong and flexible financial position in 2016, which includes approximately $200 million of liquidity based on its $540 million revolving credit facility and bank debt outstanding as at September 30, 2015. Bellatrix anticipates bank debt at year end 2015 to remain relatively unchanged from September 30, 2015. Bellatrix remains focused on potential debt reduction initiatives, ensuring balance sheet flexibility to effectively manage through the commodity price cycle to preserve and enhance the long term value of the Company for our shareholders.

Budget & Guidance Summary

First Half 2016 Guidance
Average daily production (boe/d)
Midpoint (+/- 500 boe/d)	39,000
Average product mix
Crude oil, condensate and NGLs (%)	28%
Natural gas (%)	72%
Net capital spending ($ millions) (1)	$46
Expenses ($/boe)
Production (2)	$7.25

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Operating costs before net processing revenue/fees

A copy of Bellatrix’s updated corporate presentation will be available on our website at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “estimate”, “forecast”, “continue”, “strategy”, “expect”, “will”, “elect”, “believe”, “outlook”, “anticipate”, “preserve”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning management’s assessment of future plans and operations, the Company’s expectations regarding 2016 capital spending, including the timing and amounts thereof, estimates of current and future production rates, ability to create long term shareholder value, estimates of 2015 full year operating and general administrative expenses, expectations that continued focus on capital investment in Bellatrix’s low-cost Spirit River natural gas play will continue to deliver strong returns at current natural gas and liquids prices, the anticipation that despite reductions in the Company’s capital expenditures the Company’s focused development plans will be sufficient to sustain total corporate production volumes through the first half of 2016, the expectation that the Company’s net capital investment in the first half of 2016 will be directed to drilling, completion and tie-in activities with only modest capital directed towards facilities and infrastructure, the timing of expansion of the Alder Flats Plant, forward strip pricing expectations for the first half of 2016, the Company’s expectation of capital efficiencies in 2015 and its ability to deliver similar capital efficiencies in 2016, the Company’s ability to access joint venture funding and its ability to fulfill all of the spending commitments under the Grafton JV in 2016, expectations regarding cost containment, operating cost efficiency improvements and the impact of the Alder Flats Plant on further reducing operating costs in 2016, ability to maintain current levels of liquidity and bank debt and the ability to undertake debt reduction initiatives, expectations regarding the Company’s 2016 average production volumes and associated commodity mix and anticipated operating costs.

To the extent that any forward-looking statements contained herein constitutes a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Barrels of Oil Equivalent

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Capital Efficiency

In this press release information relating to the capital efficiency for Bellatrix's Spirit River wells has been presented. Half cycle economics are based on Bellatrix’s current expectations of drill, complete, equip and tie-in costs per well. Full cycle economics incorporate half cycle cost expectations and also include Bellatrix's current expectations of facilities, land, seismic and related costs per well. Capital efficiency is a measure of expected capital expenditures per well divided by average first year production results (IP365) based on the type curve presented. The type curve and capital efficiency numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. The full cycle economics may not be achieved on future wells as a result of a number of factors including the risks identified above under "Forward Looking Statements". In addition, there is no certainty that future wells will generate results to match historic type curves presented herein.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com